*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0001

March 20, 2012

Jim B. Rosenberg

Sasha Parikh

Gus Rodriguez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Allos Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed on November 3, 2011
File No. 000-29815

Ladies and Gentlemen:

In a letter dated January 18, 2012, Allos Therapeutics, Inc. (the “Company”) responded to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Quarterly Report”). Since February 10, 2012, the Company has received additional comments orally and in writing from the Staff to which the Company has previously responded. On March 19, 2012, the Company received additional comments from the Staff. The Company is pleased to respond to such additional comments below.

Background

In May 2011, the Company entered into a strategic collaboration agreement (the “Collaboration Agreement”) with Mundipharma International Corporation Limited (“Mundipharma”), pursuant to which the parties agreed to collaborate in the development of FOLOTYN according to a mutually agreed-upon development plan, as updated by the parties from time to time (the “Development Plan”). Under the Collaboration Agreement, the Company retains full commercialization rights for FOLOTYN in the United States and Canada, and Mundipharma is granted exclusive development and commercialization rights to FOLOTYN in all other countries in the world.  In connection with the Collaboration Agreement, the Company also entered into a separate supply agreement (the “Supply Agreement”) with Mundipharma Medical Company (“MMCO”), an affiliate of Mundipharma, pursuant to which the Company has agreed to supply FOLOTYN for use in clinical trials for which Mundipharma bears operational responsibility under the Development Plan and to support Mundipharma’s commercial requirements.

Responses

1.             Following discussion with the Staff and upon further consideration, the Company has concluded that the clinical trial supply obligations related to the EMA Pediatric Studies (as defined in the Company’s prior response letter dated March 14, 2012) are a deliverable that meets the criteria for separation under ASC 605-25 and should therefore be treated as a separate unit of accounting.  The Company reached this conclusion because the EMA Pediatric Studies were within the parties’ control at the inception of the arrangement.  The Company determined the estimated selling price of the clinical trial supplies for the

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0002

EMA Pediatric Studies is approximately $[*] based on the Company’s estimated third party manufacturing costs [*]. The Company will recognize amounts allocated to this deliverable as license and other revenue as the clinical trial supplies are provided to MMCO.  Treatment of these clinical trial supply obligations as a deliverable results in a $32,000 decrease in license and other revenue for the year ended December 31, 2011, and the Company will restate the quarterly results for the periods ended June 30, 2011 and September 30, 2011 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  The Company will also update its disclosures in the 2011 Form 10-K as required to reflect this additional deliverable.

The arrangement also contemplates that the Company will provide clinical trial supplies if Mundipharma undertakes any potential future clinical studies other than the EMA Pediatric Studies.  There were no such other clinical studies included in the initial Development Plan at the inception of the arrangement, and no such clinical studies have been added to the Development Plan from inception through March 20, 2012.  Under the Mundipharma Agreements, Mundipharma has the option to either order clinical supply for these potential future clinical studies from the Company or obtain the supplies from other third-party manufacturers.  If Mundipharma orders the supplies from the Company, the pricing for this supply would equal the Company’s third-party manufacturing cost [*].  Because FOLOTYN is only manufactured for the Company by its third-party manufacturers, the estimated selling price to Mundipharma would be consistent with the price that Mundipharma could otherwise negotiate on an arm’s-length basis.  Therefore, the Company has determined the contractual price for any clinical supplies for any potential future clinical studies other than the EMA Pediatric Studies is at a market rate and there is no significant incremental discount to which a portion of the arrangement consideration should be allocated.

Pursuant to Section 2.1(c) of the Collaboration Agreement, the Company granted Mundipharma a non-exclusive right and license, with the right to sublicense, under the Allos Manufacturing Know-How (as defined in Section 1.12 of the Collaboration Agreement) and the Allos Patents, to manufacture FOLOTYN for use in accordance with the Collaboration Agreement.  Therefore, both the Manufacturing License and Mundipharma’s access to all information necessary or useful for the manufacturing and testing of the product were delivered effective upon execution of the Collaboration Agreement.  Further, pursuant to Section 3.14 of the Supply Agreement, the Company has agreed to provide such other reasonable assistance as required to enable Mundipharma or its permitted sublicensee to manufacture FOLOTYN, although there are no contractual penalties or changes to the arrangement consideration if the Company fails to provide such assistance.  As previously noted, the Company has successfully transferred the manufacturing process to two separate third-party manufacturers who have supplied product to the Company.  Therefore, the Company has determined that the time, effort and cost of fulfilling this obligation are expected to be de minimus, and, as a result, the Company has not identified this potential obligation as a separate deliverable within the arrangement as it represents an inconsequential or perfunctory performance obligation.

2.             In response to the Staff’s request, the Company hereby confirms that it will treat the initial $15 million DCD Payment Contingency (as defined in the Company’s prior response letter dated March 14, 2012) as a long-term liability on the balance sheet, rather than as deferred revenue.

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0003

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 426-6262 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ David C. Clark

David C. Clark
Vice President, Finance

cc.	Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.) James Wilson (Ernst & Young, LLP) Brent D. Fassett, Esq. (Cooley LLP)

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83